National Instrument 51-102
Section 5.4 MD&A Supplement

Supplemental Information for the year ended May 31, 2023

AUDIT COMMITTEE DISCLOSURE

Under National Instrument 52-110 Audit Committees ("NI 52-110"), a reporting issuer is required to provide disclosure annually with respect to its audit committee, including the text of its audit committee charter, information regarding the composition of the audit committee, and information regarding fees paid to its external auditor. The Company provides the following disclosure with respect to its audit committee (the "Audit Committee").

Audit Committee Charter

The Board has adopted an audit committee charter (the "Charter") that sets out the roles and responsibilities of the Audit Committee. The Charter is attached as Schedule "B" to the Information Circular.

Composition of the Audit Committee

The Company's Audit Committee is currently comprised of three directors, consisting of Chris Parr, Peter Kampian (Chair) and Ofer Vicus. As defined in NI 52-110, Mr. Vicus is not "independent" as he was appointed CEO of the Company on April 23, 2021. Mr. Parr, the Company's former CEO and President, is not "independent", as he resigned from his executive roles, within three years, being April 23, 2021. Mr. Kampian is "independent" as defined in NI 52-110.

All of the Audit Committee members are "financially literate", as defined in NI 52-110, as all have the industry experience necessary to understand and analyze financial statements of the Company, as well as an understanding of internal controls and procedures necessary for financial reporting.

The Audit Committee is responsible for review of both interim and annual financial statements for the Company. For the purposes of performing their duties, the members of the Audit Committee have the right at all times, to inspect all the books and financial records of the Company and any subsidiaries, and to discuss with management and the external auditors of the Company any accounts, records and matters relating to the financial statements of the Company. The Audit Committee members meet periodically with management and annually with the external auditors.

Relevant Education and Experience

All of the members of the Audit Committee are able to understand and interpret information related to financial statement analysis. Each of the members of the Audit Committee has a general understanding of the accounting principles used by the Company to prepare its financial statements and will seek clarification from the Company's auditors, where required. Each of the members of the Audit Committee also has direct experience in understanding accounting principles for private and reporting companies. The relevant experience of the current members of the Audit Committee is as follows:

Ofer Vicus

Founder and CEO of Aduro Energy Inc. since November 2011, Ofer Vicus has over 15 years of experience in developing and marketing innovative technologies and processes in Canada and abroad. He is the passion behind Aduro and responsible for building its research and business team. He has extensive knowledge in alternative approaches for petrochemical processes with a focus of limiting environmental impacts of the traditional chemical and petrochemical industries. He has distinguished himself through his ability to bring ideas to reality with advanced academic research, strong intellectual property foundations, and support by government programs and industry partners.

Mr. Vicus has previously worked in leadership positions with other companies, including Spectronix Ltd. (2004-2006), a company that designed and manufactured EX optical flame detectors. As the Vice President of Business Development for Spectronix Ltd., Mr. Vicus supported the organization through operation and service.

Mr. Vicus also served at Qualion NMR (2005-2006) as the Vice President, Marketing, developing marketing channels and tools for the adoption of inline NMR spectrometers by mid and large size refineries. Before launching Aduro, Mr. Vicus worked with the CEO of Curapipe Systems (2007-2010), a Trenchless Automated Leakage Repair (TALR) technology to seal cracks and holes in urban water pipes, as an investor and Vice President of Business Development, to develop the R&D, build an engineering team and establish a pilot unit, and to assist in capital raising.

Mr. Vicus holds a Bachelor of Engineering in Industrial Engineering by Sunderland University, School of Engineering and Advanced Technologies and an Executive Master of Business Administration (Northwestern Kellogg / Tel Aviv Recanati University).

Chris Parr

Mr. Parr is an experienced venture capitalist with a focus on early stage companies where he has helped develop several of these companies into valuations exceeding $100 Million. He has over 10 years' experience in financing, business development and investing in this sector. Mr. Parr's passion is in working with entrepreneurs and identifying technology that has significant growth potential.

Mr. Parr most recently served Zimtu Capital Corp., an investment issuer listed on the TSXV, in the capacity of Strategic Development Manager. In this role he focused on identifying and working with undervalued technology companies in an effort to unlock their potential. In addition, Mr. Parr managed the marketing, development and promotion of the Zimtu Advantage software application. Mr. Parr held this role at Zimtu from May 2016 until July 31, 2018.

Prior to Zimtu, Mr. Parr's role was a licensed investment advisor where he advised on futures and options advising and trading at Global Securities Corp. from March 2014 to April 2016.

Note: Mr. Parr resigned from the board directors of the Company on November 7, 2023.

Peter Kampian

Peter Kampian is a seasoned financial executive with a previous experience in leadership roles with startup and established companies undertaking various transactions, including acquisitions, initial public offerings, managing debts and raising capital. He has experience in a number of sectors, including renewable energy, cannabis and mining.

Mr. Kampian is currently Chief Executive Office of Edge Financial Consulting Services Corp where he acted as Chief Restructuring Officer for PharmHouse Inc. He previously served as Chief Financial Officer (CFO) of DionyMed Brands Inc. (2017 to 2019) (DYME-CSE) and Mettrum Health Corp (2014-2017) (MT-TSX-V). He also previously served as the CFO of Algonquin Income Fund (currently TSX-AQN) (1999-2007). Mr. Kampian is a director of Harborside Inc (HBOR-CSE) (2020 to present). He also previously held board positions at Red Pine Exploration Inc., CannaRoyalty Corp (OriginHouse - acquired by Creco Labs Inc.) (2017-2018), James E Wagner Cultivation Ltd (2017-2020) and Flow Capital Corp (2017-2018).

Mr. Kampian is a Canadian Chartered Accountant (CPA, CA, 1986), a member of the Institute of Corporate Directors (ICD.D) (2018) and a graduate of Wilfrid Laurier University (Bachelor of Business Administration, 1982).

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Reliance on Certain Exemptions

Since the commencement of the Company's most recently completed financial year, the Company has not relied on the exemptions in Sections 2.4, 6.1.1(4), 6.1.1(5), or 6.1.1(6) or Part 8 of NI 52-110. Section 2.4 (De Minimis Non-Audit Services) provides an exemption from the requirement that the Audit Committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the financial year in which the non-audit services were provided. Sections 6.1.1(4) (Circumstance Affecting the Business or Operations of the Venture Issuer), 6.1.1(5) (Events Outside Control of Member) and 6.1.1(6) (Death, Incapacity or Resignation) provide exemptions from the requirement that a majority of the members of the Company's Audit Committee must not be executive officers, employees or control persons of the Company or of an affiliate of the Company. Part 8 (Exemptions) permits a company to apply to a securities regulatory authority or regulator for an exemption from the requirements of NI 52-110 in whole or in part.

Pre-Approval Policies and Procedures

Formal policies and procedures for the engagement of non-audit services have yet to be formulated and adopted. Subject to the requirements of NI 52-110, the engagement of non-audit services is considered by the Board and the Audit Committee, on a case-by-case basis as applicable.

External Auditor Service Fees

In the following table, "audit fees" are fees billed by the Company's external auditor for services provided in auditing the Company's annual financial statements for the subject year. "Audit-related fees" are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit review of the Company's financial statements. "Tax fees" are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning. "All other fees" are fees billed by the auditor for products and services not included in the foregoing categories.

The aggregate fees billed by the Company's auditor, DeVisser Gray LLP, Chartered Professional Accountants, for the fiscal years ended May 31, 2023 and 2022, by category, are as follows:

Financial Year Ended May 31	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
2023	$67,395	$20,000(2)	Nil	Nil
2022	$30,000(1)	$24,500(2)	Nil	Nil

(1) Includes fees of $37,395, in connection with the audit of the Company's consolidated financial statements for the years ended May 31, 2023 and 2022, in accordance with the Public Company Accounting Oversight Board (PCAOB).

(2) Includes the fees billed to the Company by DeVisser Gray in connection with the review of the Company's interim financial statements .

Exemption

The Company is relying on the exemption provided by Section 6.1 of NI 52-110, which provides that the Company, as a venture issuer, and is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of NI 52-110.

CORPORATE GOVERNANCE

General

National Instrument 58-101 Disclosure of Corporate Governance Practices ("NI 58-101"), as adopted by the Canadian Securities Administrators, prescribes certain disclosure by the Company of its corporate governance practices. This disclosure is presented below.

Board of Directors

The Board facilitates its exercise of independent supervision over the Company's management through meetings of the Board.

Mr. Parr, a director, is not considered to be independent as he was an officer of the Company within the last three years. Messrs. Trygstad and Vicus are not considered to be independent as they are officers of the Company. Mr. Kampian and Mr. Scott are considered to be independent in that they are independent and free from any interest and any business or other relationship which could or could reasonably be perceived to materially interfere with the respective director's ability to act with the best interests of the Company, other than the interests and relationships arising from being a Shareholder.

Directorships

The following table sets out information regarding other directorships presently held by directors of the Company with other reporting issuers (or the equivalent) in Canada or any foreign jurisdiction:

Name of Director	Names of Other Reporting Issuers	Securities Exchange
James E. Scott	StateHouse Holdings Inc. (formerly Harborside Inc.)	CSE

Orientation and Continuing Education

The Board briefs all new directors with respect to the policies of the Board and other relevant corporate and business information. The Board does not provide any continuing education.

Ethical Business Conduct

The Board has not adopted a written ethical business code of conduct for directors, officers and employees. However, the Board believes that the fiduciary duties placed on individual directors by the Company's governing corporate legislation and the common law, and the restrictions placed by applicable corporate legislation on an individual director's participation in decisions of the Board in which the director has an interest, have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Nomination of Directors

The Company's management is in contact with individuals involved in the technology sector. From these sources management has made a number of contacts and in the event that the Company requires any new directors, such individuals will be brought to the attention of the Board. The Company will conduct reference and background checks on suitable candidates. New nominees generally must have a track record in business management, areas of strategic interest to the Company, the ability to devote the time required to carry out the obligations and responsibilities of a director and a willingness to serve in that capacity.

Compensation

At present, the Board as a whole determines the compensation of the CEO and CFO and does so with reference to industry standards and the financial situation of the Company. The Board has the sole responsibility for determining the compensation of the directors of the Company.

Given the Company's size, limited operating history and lack of revenues, the Board does not plan to form a compensation committee to monitor and review the salary and benefits of the executive officers of the Company at the present time. The Board will carry out these functions until such time as it deems the formation of a compensation committee is warranted.

Other Board Committees

The Board has no committees other than the Audit Committee.

Assessments

The Board regularly monitors the adequacy and effectiveness of information given to directors, communications between the Board and management, and the strategic direction and processes of the Board and its committees.